SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
FingerMotion, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
31788K108
(CUSIP Number)
March 17, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lind Global Fund II LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,215,296*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,215,296*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,215,296*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON

PN
* Including 719,380 shares of Common Stock issuable upon the conversion of that certain convertible note held by Lind Global Fund II LP that is convertible within 60 days. None of the Reporting Persons has any “short” or “hedging” positions in the Issuer outstanding as of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lind Global Partners II LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,215,296*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,215,296*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,215,296*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON

OO
* Including 719,380 shares of Common Stock issuable upon the conversion of that certain convertible note held by Lind Global Fund II LP that is convertible within 60 days. None of the Reporting Persons has any “short” or “hedging” positions in the Issuer outstanding as of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeff Easton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,215,296*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,215,296*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,215,296*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON

IN
* Including 719,380 shares of Common Stock issuable upon the conversion of that certain convertible note held by Lind Global Fund II LP that is convertible within 60 days.  None of the Reporting Persons has any “short” or “hedging” positions in the Issuer outstanding as of the date hereof.

Item 1(a).	Name of Issuer:
FingerMotion, Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1460 Broadway, New York, New York 10036
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	Lind Global Fund II LP,

•	Lind Global Partners II LLC, and

•	Jeff Easton.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 444 Madison Ave, Floor 41, New York, NY 10022.
Item 2(c).	Citizenship:
Lind Global Fund II LP is a Delaware limited partnership. Lind Global Partners II LLC is a Delaware limited liability company. Jeff Easton is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock, $0.0001 par value per share (the “Common Stock”)
Item 2(e).	CUSIP Number:
31788K108
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.
Item 4.                          Ownership.
(a)	Amount beneficially owned:
As of March 21, 2023, Lind Global Fund II LP beneficially owned 3,215,296 shares of Common Stock (including 719,380 shares of Common Stock issuable upon the conversion of that certain convertible note held by Lind Global Fund II LP that is convertible within 60 days).
Lind Global Partners II LLC, as the general partner of Lind Global Fund II LP, may be deemed to have beneficially owned the 3,215,296 shares of Common Stock beneficially owned by Lind Global Fund II LP.
Jeff Easton, as the Managing Member of Lind Global Partners II LLC, may be deemed to have beneficially owned the 3,215,296 shares of Common Stock beneficially owned by Lind Global Partners II LLC.
None of the Reporting Persons, directly or indirectly, holds any positions in the Issuer other than those disclosed herein.

(b)	Percent of Class:
The following percentage is based on 47,036,015 shares of Common Stock, which includes the 46,316,635 shares of Common Stock outstanding as of January 13, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 17, 2023, plus the 719,380 shares of Common Stock issuable upon the conversion of that certain convertible note held by Lind Global Fund II LP.
The calculation of 719,380 shares of Common Stock issuable upon the conversion of the convertible note was determined by dividing the outstanding principle amount of the convertible note by the floor price for conversion contained therein. The convertible note is attached as Exhibit 10.2 to the Issuer’s Current Report Form 8-K filed with the Securities and Exchange Commission on August 15, 2022.
As of March 21, 2023, the Reporting Persons may be deemed to have beneficially owned approximately 6.8% of the outstanding Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: March 21, 2023
LIND GLOBAL FUND II LP* By: Lind Global Partners II LLC, its General Partner

By:	/s/ Jeff Easton
Jeff Easton,
Managing Member

LIND GLOBAL PARTNERS II LLC*

By:	/s/ Jeff Easton
Jeff Easton,
Managing Member

/s/ Jeff Easton
JEFF EASTON*

*The Reporting Persons disclaim beneficial ownership in the Common Stock reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of FingerMotion, Inc. dated as of March 21, 2023 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated: March 21, 2023
LIND GLOBAL FUND II LP By: Lind Global Partners II LLC, its General Partner

By:	/s/ Jeff Easton
Jeff Easton,
Managing Member

LIND GLOBAL PARTNERS II LLC

By:	/s/ Jeff Easton
Jeff Easton,
Managing Member

/s/ Jeff Easton
JEFF EASTON